SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

02 APR 19 AM 11:05

02028537

SUPPL

February 20, 2002 L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

82-862

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

REFERENCE: ~~82 - 8362~~
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated February 20, 2002 and entitled "Synex International Inc. Announces Signing of Power Agreements with BC Hydro." (1 copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

dw 4/19

82-8362

NEWS RELEASE

TSE : SXI

February 20, 2002

SYNEX INTERNATIONAL CONFIRMS SIGNING OF POWER AGREEMENTS WITH BC HYDRO

Synex International confirms that BC Hydro has executed two long-term Electricity Purchase Agreements with its wholly owned subsidiary, Synex Energy Resources Ltd, covering the purchase of electricity from two hydroelectric plants to be located on Vancouver Island.

BC Hydro is sponsoring these plants under its 'Green Power' initiative and has provided information in BC Hydro News, dated February 19, 2002, on its web site.

The proposed plants are to be located at the Village of Tahsis and near the Town of Gold River with installed capacities of 2.9 MW and 3.8 MW respectively. Work on these projects is entering the regulatory phase with operation of both plants scheduled to commence by January 2004.

Synex International also announces that its wholly owned subsidiary, Synex Systems Corporation, has completed and released a hot-linked version of F9 for the Microsoft Great Plains accounting products, eEnterprise, Dynamics and Small Business Manager. F9 is a well-established financial reporting and analysis software solution with over 40,000 users in North America and globally.

Synex International has three wholly owned subsidiary companies covering: the development and marketing of business intelligence and accounting related software; the development and operation of electrical power facilities; and engineering consulting services for the control and use of water.

G Sunell

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone: (604) 688 8271 Ext. 372 Fax: (604) 688 1286